Mail Stop 3561

July 14, 2009

Joseph C. Lawler
President and Chief Executive Officer
ModusLink Global Solutions, Inc.
1100 Winter Street
Waltham, MA 02451

> **Re:** **ModusLink Global Solutions, Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2008**
> **Filed October 14, 2008**
> **File No. 000-23262**

Dear Mr. Lawler:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director